Exhibit 1

Crow Technologies 1977 Ltd.
P.C. 52003543-7
(the “Company”)

Notice of Annual General Meeting of the Shareholders of the Company
Under the Companies Regulations (Publication of Notice of General Meeting and Class Meeting in a Public Company),
2000

Notice is hereby given of an annual general meeting of the shareholders of the Company, which will convene at the Company’s offices at 12 Kineret Street, Airport City, Israel, on Sunday, November 20, 2005 at 16:30 pm.

1.	On the Agenda are resolutions with respect to the following matters:

1.1.	Discussion regarding the financial statements of the Company for the year ended December 31, 2003 and the year ended December 31, 2004.

1.2.	Renewal of the current Board members’ services (Mr. Uri Bar-Ner and Alex Verber will maintain their position as independent director pursuant to the law).

1.3.	Renewal of the appointment of the accounting firm of Kost Forer Gabbay & Kasierer as the independent auditors of the Company for the year 2004 and the year 2005 and thereafter until the next Annual General Meeting of the Company, and ratification of their fees, as determined by the Board.

1.4.	Approval of an employment and car agreements between Crow Electronic Engineering Ltd. (“Crow”) and Mr. Shmuel Melman, as Crow’s CEO.

1.5.	Approval of an employment agreement between Crow and Mrs. Monique Bennoun-Melman.

1.6.	Approval of a consulting agreement between the Company and a company under the control of Mr. Abraham Silver.

1.7.	Approval of an increase in the registered share capital of the Company to NIS 10,000,000 (divided into 40,000,000 ordinary shares par value NIS 0.25 each).

1.8.	Approval of the split in the Company’s shares, in a way that every one (1) ordinary shares par value NIS 0.25 shall be split into three (3) ordinary shares par value NIS 0.0833 each, so that the registered share capital of the Company shall be divided into 120,000,000 ordinary shares par value NIS 0.0833 each.

1.9.	Approval of change to the memorandum of association of the Company, with respect to the increase in the registered share capital and the split, as mentioned in subsections 1.7 and 1.8 above.

1.10.	Approval of change to the articles of association of the Company, with respect to the increase in the registered share capital and the split, as mentioned in subsections 1.7 and 1.8 above.

1.11.	Approval of Procurement of directors and officers liability insurance policies, for five periods of one year each, commencing October 2002 and until October 2007 in the annual amount not exceeding US$12,000,000 per case and term and premium not exceeding US$150,000 per annum and determination of such policies are an “umbrella arrangement” as defined under the Companies Regulations (Concessions in Interested Parties Transactions), 2000.

1.12.	Determination regarding non-exercise by Crow of an option to sell to Mr. Shmuel Melman the wireless ASIC inventory of Crow.

1.13.	Report to the shareholders meeting regarding audit and non-audit services and compensation of the Company’s independent auditors in accordance with the provisions of the Companies Law.

2.	The Required Majority:

2.1.	The majority required at the meeting for the approval of the resolutions described under Sections 1.2, 1.3, 1.7, 1.8 and 1.10 above is an ordinary majority.

2.2.	The majority required at the meeting for the approval of the resolution described under Section 1.9 above is a special majority of 75% of the shareholders participating and voting in the meeting.

2.3.	The majority required at the meeting for the approval of the resolutions described under Sections 1.4, 1.5, 1.6 and 1.12 above is the majority of the shareholders present and voting at the meeting – provided that one of the following shall occur:

2.3.1.	Such majority at the meeting shall include at least a third of the votes of the shareholders, present at the meeting, who do not have a personal interest in approving the transaction; when counting the entire votes of such shareholders, those who abstain shall not be considered.

2.3.2.	The sum of the opposing votes out of the shareholders referred to in subsection 2.3.1 above does not constitute more than one percent of the entire voting rights in the Company.

2.4.	The majority required at the meeting for the approval of the resolutions described under Section 1.11 above is the majority of the shareholders present and voting at the meeting – provided that with respect to the controlling shareholders that are also office holders in the Company, the majority required is as mentioned in Section 275(a)(3) of the Israeli Companies Law, 1999, which provides that in addition to the majority of shareholders present and voting at the meeting that one of the following shall occur:

2.4.1.	Such majority at the meeting shall include at least a third of the votes of the shareholders, present at the meeting, who do not have a personal interest in approving the transaction; when counting the entire votes of such shareholders, those who abstain shall not be considered.

2.4.2.	The sum of the opposing votes out of the shareholders referred to in subsection 2.4.1 above does not constitute more than one percent of the entire voting rights in the Company.

3.	The record date for the purpose of determining the shareholders entitled to participate and vote at the general meeting is November 6, 2005.

4.	A quorum for the transaction of business at the meeting shall be present if there shall be present, in person or by proxy, two shareholders who hold or represent shares constituting forty percent (40%) of the voting rights at the Company. If after half an hour from the time set for the meeting, a quorum shall not be present, the meeting shall automatically adjourn for one week, at the same hour and same place, without giving notice thereof to the members. If in such adjourned meeting, a quorum shall not present within half an hour from the time set for the meeting, then the meeting shall take place with any number of shareholders present thereon.

5.	A shareholder may appoint a proxy to vote in its place. A proxy does not have to be a shareholder of the Company. The appointment of a proxy will be in writing, executed by the person granting the proxy or by his attorney in fact, who was authorized for that purpose in writing, and if the person granting the proxy is a corporation, the appointment shall be executed by that corporation. A proxy and a power of attorney or another instrument (if there is such), or a notarized copy thereof, shall be deposited at the Company’s offices at its above mentioned address, at least 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. A proxy shall have no effect after 12 months from the date it was executed.

6.	The complete form of the proposed resolutions and any ancillary documents, may be viewed – at the offices of the Company at its above mentioned address, on Sunday – Thursday between the hours 9:00 am – 1:00 pm, upon prior coordination with Mr. Jacob Batchon. The telephone number at the offices of the Company is 972-3-9726000, the fax number is 972-3-9726001.

Sincerely yours,

Crow Technologies 1977 Ltd